#82-34714

RECEIVED
2004 JUL 20 A 11: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

July 12, 2004

04035648

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated July 12, and the news release dated July 8 with accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dw 7/20

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Acquires Bear Property

Vancouver (July 12, 2004) - Imperial Metals Corporation (III-TSX) reports it has commenced drilling on its recently acquired Bear property in the Omineca Mining District, 140 kilometres north of Smithers in northwestern British Columbia. The Bear property was acquired by optioning a nine unit claim and staking an additional 91 units.

Copper-molybdenum mineralization was originally discovered at Bear by Canico (now Inco) in 1972. Evaluation of the property led to the drilling of 10 small diameter holes in 1974. Additional drilling of larger diameter core by International Skyline in 1996, confirmed the presence of porphyry style mineralization. The best grades reported from historic drilling are shown in the following table:

Bear Lake Drill Hole #	Operator	Year	Metre Interval from		to	Interval Length	Copper %	Molybdenum %
DDH 03	Canico (Inco)	1972	0	-	140	140	0.226	0.050
including			13	-	27	14	0.381	0.052
DDH 04	Canico (Inco)	1972	0	-	159	159	0.270	0.061
including			46	-	82	36	0.324	0.057
and			110	-	134	24	0.348	0.072
DDH 14	International	1996	4	-	125	121	0.320	0.106
including	Skyline		47	-	105	58	0.389	0.132

The resurgence of metal prices, particularly molybdenum, and good infrastructure make this a particularly attractive target. Molybdenum oxide hit a 22 year high of US$16.75/lb in June of this year and the fundamentals for the metal remain strong with record demand and limited supply. Infrastructure in the area is excellent with an operating extension of the BC Rail line within three kilometres of the Bear property. A 1,200 metre gravel air strip lies 10 kilometres to the north and a power line passes within 50 kilometres.

Imperial will drill 1,500 metres to better define the size and tenor of the mineralized zone. Imperial holds an option to earn a 100% interest in the Bear property, subject to a 1.5% NSR, by spending $500,000 on exploration and making $115,000 in cash payments over three years. The NSR can be purchased by Imperial at any time for $1,500,000.

Steve Robertson, Senior Geologist, is the designated Qualified Person as defined by National Instrument 43-101 for the technical information in this release.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Steve Robertson, Senior Geologist – 604.488.2669
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Takes Steps to Restart Production at Mount Polley

Vancouver (July 8, 2004) - Imperial Metals Corporation (III-TSX) will restart commercial production at Mount Polley upon receipt of the permit amendments required to mine the Northeast Zone. A permit amendment application is nearing completion and will be submitted later this month. Operations will commence with the Northeast and Bell zones being mined concurrently, followed by the Springer Zone. Mining of the Northeast and Bell zones at the same time will smooth the head grade delivered to the mill.

While sufficient mineable resources have now been delineated at the Northeast Zone to commence production, exploration aimed at expanding this zone continues. Two rigs are currently drilling at Mount Polley; one focused on the Northeast Zone, where warmer weather has dried the ground and improved access, the other on the Springer Zone. Northeast Zone drilling is aimed at extending the zone to the south and north. Drilling in the Springer is being conducted in the vicinity of hole SD04-11.

During the last month, four holes were drilled in the Boundary Zone, on a portion of the PM-8 mineral claim that was once thought to be part of an adjacent mineral claim. The holes were drilled to confirm previous drilling by other parties, and to try and extend the mineralization toward the Northeast Zone. Assays are expected within the next two weeks.

Metallurgical testing on a composite sample from the Northeast Zone has confirmed earlier expectations of good copper and gold recoveries. A locked cycle test conducted at an outside laboratory, G&T Metallurgical, has shown a concentrate grading 27.3% copper, 9.9 g/t gold and 192 g/t silver can be produced with recoveries of 89.9% for copper, 90.9% for gold and 64.5% for silver. Testing has also indicated the Northeast Zone is slightly softer that the previous ores with a Work Index of 17.0 kwhr/t. The Cariboo pit ores had a Work Index of 18.4 kwhr/t.

Imperial is finalizing a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility will be secured by a General Security Agreement on the assets of Imperial, and will bear interest at the rate of 8% per year. The facility will be repayable by December 31, 2005.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

July 8, 2004

Item 3 News Release

July 8, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on July 8, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced it will restart commercial production at Mount Polley upon receipt of the permit amendments required to mine the Northeast Zone. A permit amendment application is nearing completion and will be submitted later this month. Operations will commence with the Northeast and Bell zones being mined concurrently, followed by the Springer Zone. Mining of the Northeast and Bell zones at the same time will smooth the head grade delivered to the mill.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced it will restart commercial production at Mount Polley upon receipt of the permit amendments required to mine the Northeast Zone. A permit amendment application is nearing completion and will be submitted later this month. Operations will commence with the Northeast and Bell zones being mined concurrently, followed by the Springer Zone. Mining of the Northeast and Bell zones at the same time will smooth the head grade delivered to the mill.

While sufficient mineable resources have now been delineated at the Northeast Zone to commence production, exploration aimed at expanding this zone continues. Two rigs are currently drilling at Mount Polley; one focused on the Northeast Zone, where warmer weather has dried the ground and improved access, the other on the Springer Zone. Northeast Zone drilling is aimed at extending the zone to the south and north. Drilling in the Springer is being conducted in the vicinity of hole SD04-11.

During the last month, four holes were drilled in the Boundary Zone, on a portion of the PM-8 mineral claim that was once thought to be part of an adjacent mineral claim. The holes were drilled to confirm previous drilling by other parties, and to try and extend the mineralization toward the Northeast Zone. Assays are expected within the next two weeks.

Metallurgical testing on a composite sample from the Northeast Zone has confirmed earlier expectations of good copper and gold recoveries. A locked cycle test conducted at an outside laboratory, G&T Metallurgical, has shown a concentrate grading 27.3% copper, 9.9 g/t gold and 192 g/t silver can be produced with recoveries of 89.9% for copper, 90.9% for gold and 64.5% for silver. Testing has also indicated the Northeast Zone is slightly softer that the previous ores with a Work Index of 17.0 kwhr/t. The Cariboo pit ores had a Work Index of 18.4 kwhr/t.

Imperial is finalizing a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility will be secured by a General Security Agreement on the assets of Imperial, and will bear interest at the rate of 8% per year. The facility will be repayable by December 31, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.488.2666

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 12th day of July, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Takes Steps to Restart Production at Mount Polley

Vancouver (July 8, 2004) - Imperial Metals Corporation (III-TSX) will restart commercial production at Mount Polley upon receipt of the permit amendments required to mine the Northeast Zone. A permit amendment application is nearing completion and will be submitted later this month. Operations will commence with the Northeast and Bell zones being mined concurrently, followed by the Springer Zone. Mining of the Northeast and Bell zones at the same time will smooth the head grade delivered to the mill.

While sufficient mineable resources have now been delineated at the Northeast Zone to commence production, exploration aimed at expanding this zone continues. Two rigs are currently drilling at Mount Polley; one focused on the Northeast Zone, where warmer weather has dried the ground and improved access, the other on the Springer Zone. Northeast Zone drilling is aimed at extending the zone to the south and north. Drilling in the Springer is being conducted in the vicinity of hole SD04-11.

During the last month, four holes were drilled in the Boundary Zone, on a portion of the PM-8 mineral claim that was once thought to be part of an adjacent mineral claim. The holes were drilled to confirm previous drilling by other parties, and to try and extend the mineralization toward the Northeast Zone. Assays are expected within the next two weeks.

Metallurgical testing on a composite sample from the Northeast Zone has confirmed earlier expectations of good copper and gold recoveries. A locked cycle test conducted at an outside laboratory, G&T Metallurgical, has shown a concentrate grading 27.3% copper, 9.9 g/t gold and 192 g/t silver can be produced with recoveries of 89.9% for copper, 90.9% for gold and 64.5% for silver. Testing has also indicated the Northeast Zone is slightly softer that the previous ores with a Work Index of 17.0 kwhr/t. The Cariboo pit ores had a Work Index of 18.4 kwhr/t.

Imperial is finalizing a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility will be secured by a General Security Agreement on the assets of Imperial, and will bear interest at the rate of 8% per year. The facility will be repayable by December 31, 2005.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com